UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2020

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the information under the heading “Biography of the proposed new non-executive Board member”. Information contained on our website is not incorporated by reference into this report.

Media Release Zurich, Switzerland March 25, 2020

Credit Suisse publishes its Annual Report 2019 and agenda for the Annual General Meeting of Shareholders on April 30, 2020

Zurich, March 25, 2020 – Credit Suisse Group AG and Credit Suisse AG today published the 2019 annual reporting suite, comprising the Annual Report, the Corporate Responsibility Report and the publication “Corporate Responsibility – At a glance”. The Annual Report includes Credit Suisse’s audited financial statements and the Compensation Report. Credit Suisse also published the Agenda for the Annual General Meeting of Shareholders which will take place on April 30, 2020 in Horgen (Zurich).

All of the documents listed above are available on the Credit Suisse website.

The Credit Suisse Annual General Meeting (AGM) on April 30, 2020 will be held in accordance with the requirements of the Ordinance of the Swiss Federal Council on combatting COVID-19.

Shareholders will not be allowed to attend the event in person and are requested to vote in advance by giving a power of attorney and voting instructions to the independent proxy. The respective deadline is April 27, 2020.

Credit Suisse invites shareholders to join the AGM through webcast on www.credit-suisse.com/agm, and asks them not to travel to the venue in Horgen. Shareholders on site cannot be granted access to the venue.

The voting results will also be published on www.credit-suisse.com/agm shortly after the AGM.

The Agenda for the 2020 AGM, published by the Board of Directors of Credit Suisse Group AG, includes:

•
Proposal for a distribution of a dividend to shareholders of CHF 0.2776 per share for the financial year 2019; 50% of the distribution will be paid out of capital contribution reserves, 50% out of retained earnings.

•	Proposal for the election of Richard Meddings as new non-executive member of the Board of Directors for a term until the end of the next AGM.
•	Proposal for the re-election of the Chairman and the other members of the Board of Directors; Alexander Gut will not stand for re-election.
•	Approval of the compensation of the Board of Directors and the Executive Board, as well as a consultative vote on the 2019 Compensation Report.

Media Release Zurich, Switzerland March 25, 2020

Distribution payable out of capital contribution reserves
As previously announced, the Board of Directors will propose to the shareholders at the AGM on April 30, 2020 a cash distribution of CHF 0.2776 per share for the financial year 2019. This is in line with our intention to increase the ordinary dividend per share by at least 5% per annum. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and not subject to income tax for Swiss resident individuals, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.

Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is nominating Richard Meddings for election as a new non-executive member of the Board of Directors at the AGM on April 30, 2020. Richard Meddings, Chairman of the UK bank TSB Bank plc, is a recognized financial expert with over 30 years of experience in the financial services sector spanning retail banking, wealth management and investment banking. Richard Meddings is expected to succeed John Tiner as Chair of the Audit Committee, subject to his election at the AGM and formal appointment by the Board.

After four years on the Board of Directors of Credit Suisse Group, Alexander Gut will not stand for re-election at the AGM on April 30, 2020.

Chairman Urs Rohner and the other members of the Board of Directors of Credit Suisse Group AG will stand for re-election for a term until the end of the next AGM.

Having served on the Board for 11 years, and consistent with the maximum standard term limit of 12 years, Urs Rohner has confirmed to the Board a long time ago that he will not stand for re-election at next year’s AGM in 2021. The Governance and Nominations Committee is leading the succession planning process for this role, which is well underway and progressing according to plan.

Approval of the compensation of the Board of Directors and the Executive Board
In accordance with the requirements of the Ordinance against Excessive Compensation with respect to Listed Stock Corporations, shareholders will vote separately, and with binding effect, on the overall compensation of the Board of Directors and the Executive Board at the AGM.

Shareholders approve, on an annual basis, the compensation of the Board of Directors in a prospective vote for the period until the next ordinary General Meeting of Shareholders, i.e. until the 2021 AGM. The Board of Directors proposes that shareholders approve a maximum aggregate compensation for the Board of Directors of CHF 12.0 million.

Additionally, the shareholders, on an annual basis, approve the compensation of the Executive Board. Compensations consists of: fixed compensation, short-term variable incentive compensation and long-term variable incentive compensation.

Media Release Zurich, Switzerland March 25, 2020

For the 2020 AGM, the Board of Directors proposes that shareholders approve the aggregate amount of CHF 22.4 million for short-term variable incentive compensation for the 2019 financial year in a retrospective vote and the aggregate amount of CHF 28.6 million for long-term variable incentive compensation for the Executive Board for the 2020 financial year (based on fair value at grant) in a prospective vote. Additionally, the Board of Directors proposes that shareholders approve a maximum aggregate amount of CHF 31.0 million of fixed compensation for the Executive Board for the period from the 2020 AGM until the 2021 AGM in a prospective vote.

Consultative vote on the 2019 Compensation Report
Consistent with our practice in prior years, the 2019 Compensation Report, which is part of Credit Suisse Group AG’s Annual Report, will be presented to shareholders at the 2020 AGM for a consultative vote.

Invitation to the AGM and Publication of Agenda
The invitation and Agenda for the 2020 AGM are available on the Credit Suisse website at: www.credit-suisse.com/agm.

2019 Annual Reporting Suite
The 2019 Annual Report contains a detailed presentation of the Group’s structure, corporate governance, compensation practices and treasury and risk management framework. Additionally, it includes a review of the Group’s operating and financial results accompanied by its audited annual financial statements.

The 2019 Corporate Responsibility Report describes how Credit Suisse Group AG assumes its various responsibilities as a bank towards society and the environment. “Corporate Responsibility – At a glance” provides an overview of the most important processes and activities that reflect our approach to corporate responsibility.

All publications are available for download as of 07:00 CET today, and hard copies can be ordered free of charge, at: www.credit-suisse.com/annualreporting.

The 2019 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission during the course of today, and will be available for download at: www.credit-suisse.com/sec.

1Q20 Earnings Release
Credit Suisse expects to announce its financial results for the first quarter of 2020 at 07:00 CEST on April 23, 2020.

Media Release Zurich, Switzerland March 25, 2020

Biography of the proposed new non-executive Board member
Richard Meddings, Chairman of the UK bank TSB Bank plc (TSB), is a recognized financial expert with over 30 years of experience in the financial services sector spanning retail banking, wealth management and investment banking. He qualified as a chartered accountant with Price Waterhouse and then started his banking career at Hill Samuel Bank in corporate finance in 1984. In the subsequent years he held senior finance roles at Credit Suisse First Boston (former BZW) and Woolwich, before joining Barclays in 2000 as Group Financial Controller and COO of the Wealth Management Division. Following that, he was a member of the main board of Standard Chartered Group plc from 2002 to 2014 and held the position of Group Finance Director during the period from 2006 to 2014. In addition to his Chairman role at TSB, Richard Meddings currently serves as a non-executive director and Chair of the Audit Committee of Her Majesty’s Treasury in the UK. Former non-executive roles include supervisory board member and Chair of the Audit Committee at Deutsche Bank AG, non-executive director and Chair of the Risk Committee at Legal and General Group plc, non-executive director, Chair of the Remuneration Committee and member of the Audit and Risk Committees at Jardine Lloyd Thompson Group, and non-executive director and Lead Independent Director at 3i Group. Richard Meddings is a chartered accountant and holds a bachelor’s degree in modern history from the University of Oxford. He is a UK citizen.

Contact details
Marc Smart, Investor Relations Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Sebastian Kistner, Corporate Communications Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,860 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release Zurich, Switzerland March 25, 2020

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;

▪	the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19;
▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
▪	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth “Risk factors” in I– Information on the company in our Annual Report 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Lotte van Aanholt
Lotte van Aanholt
Date: March 25, 2020		Vice President